Exhibit 99.1

ICON Schedules Second Quarter 2026 Earnings Conference Call

Dublin, Ireland, July 22, 2026 – ICON plc, (NASDAQ: ICLR) a world-leading clinical research organization, today announced that it will release its financial results for the second quarter 2026 after the market closes on Wednesday, July 29, 2026. The company will hold a conference call and webcast to discuss its financial results and performance on Thursday, July 30, 2026 at 8:00am ET.

Any changes to these events and links to the live webcasts (where available) will be posted on the Investor section of our website under “Events”. A webcast replay of the conference call will be available approximately one hour following the conclusion of the call.

About ICON plc

ICON plc is a world-leading clinical research organization. Offering deep operational and medical expertise we accelerate innovation, driving emerging therapies forward to improve patient outcomes. From molecule to medicine, we deliver integrated consulting, clinical development, commercialization and post-marketing solutions to pharmaceutical, biotechnology, medical device, government and public health organizations worldwide. With headquarters in Dublin, Ireland, ICON employed approximately 40,350 employees in 97 locations in 55 countries as at March 31, 2026. For further information about ICON, visit: www.iconplc.com.

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the following: contracted revenue; the repayment of indebtedness; the company's expectations regarding business momentum, market opportunity, demand trends, growth, and commercial performance; and the company's expectations with respect to its long-term value creation and competitive positioning. You can identify many forward-looking statements by words such as “aims,” “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “focused,” “guidance,” “intends,” “look,” “may,” “opportunities,” “plans,” “positions,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially adversely affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the impact of market conditions on demand for the company's services, risks related to the company's ability to execute on its commercial strategy and maintain relationships with large pharmaceutical customers, and risks relating to the company's strategic partnerships, the dependence on certain key executives, changes in the regulatory environment, exchange rate fluctuations, inflation and rising labor costs. Please also refer to the section entitled "Risk Factors" of our Annual Report on Form 20-F for the year ended December 31, 2025 for a discussion of some of the principal risks that could adversely affect our business, operations and financial results. The company’s forward-looking statements speak only as of the date of this document or as of the date they are made, and the company undertakes no obligation to update its forward-looking statements.

Source: ICON plc

Contact: Kate Haven Vice President Investor Relations +1888 381 7923

ICON/ICLR-G